Next Technology Holding Inc.

January 2, 2025

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Item 4.02 Form 8-K File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 8-K of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) filed on December 12, 2024 in connection with the amendment to Company’s financial statements for the quarter ended March 31, 2024. For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Item 4.02 Form 8-K

General

1.	You state that on December 10, 2024, the audit committee, after discussion with management and in consultation with your independent registered public accounting firm, concluded that the company’s financial statements for the quarter ended March 31, 2024 could no longer be relied upon. Please tell us how you made this determination on December 10, 2024 when the company had previously amended the March 31, 2024 Form 10-K on September 12, 2024 to correct the errors that lead to the audit committees’ determination.

Response: The Company acknowledges that it first identified certain potential errors relating to its financial statements when it received the Commission’s comment letter on August 28, 2024 relating to the Company’s Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023. As a result, the Company amended its Form 10-K on September 12, 2024. However, the Company’s audit committee’s (the “Audit Committee”) ultimate conclusion—that those previously filed financial statements could no longer be relied upon—was part of an ongoing evaluation process that extended beyond the filing of the amended Form 10-K on September 12, 2014.

Specifically, after September 12, 2024, the Company’s management (including the Audit Committee) and the Company’s independent registered public accounting firm continued to review additional information and assess the full impact of the identified errors. During this period, the Company’s independent registered public accounting firm did not advise the Company that its previously filed financial statements could no longer be relied upon. Between September and December 2024, the Company received multiple comment letters from the Commission and took these comments into consideration when further evaluating and amending its financial statements. Although the amendment addressed certain issues known at the time, it was not until December 10, 2024—after further analysis and deliberations—that the Audit Committee, in consultation with management and external auditors, reached its final determination that the previously filed financial statements on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024, respectively, should not be relied upon.

In short, the Company did not consider the matter resolved immediately upon filing the amended Form 10-K on September 12, 2024. Instead, the decision-making process remained active until the Audit Committee and its advisors had fully evaluated all relevant facts and circumstances, and addressed all Commission comments related thereto. This extended process concluded on December 10, 2024, at which time the determination became final and was publicly disclosed accordingly.

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Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan